UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13G/A
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                                  Cardima, Inc.

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                February 14, 2003

                            (CUSIP Number: 14147M106)

                       Date of event which requires filing
                                December 31, 2002

Check the appropriate box to designate the rule pursuant to which the schedule is filed:

                                |_| Rule 13d-1(b)
                                |X| Rule 13d-1(c)
                                |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filled for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes to Schedule 13G).


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

-------------------                                            -----------------
CUSIP No. 14147M106                   13G                      Page 2 of 5 Pages
-------------------                                            -----------------

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1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Orion Biomedical GP, LLC.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           None
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          620,056
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         None
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            620,056
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     620,056
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     1.2%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     OO (Limited Liability Company)
--------------------------------------------------------------------------------


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

-------------------                                            -----------------
CUSIP No. 14147M106                   13G                      Page 3 of 5 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Orion Biomedical Fund, L.P..
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           None
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          445,056
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         None
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            445,056
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     445,056
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.9%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------


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

ITEM 1(a).  NAME OF ISSUER:

            Cardima, Inc. (the "Company")

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            47266 Benicia Street
            Fremont, CA 94538

ITEM 2(a)   NAME OF PERSON FILING:

            Orion Biomedical GP, LLC ("Orion GP") and Orion BioMedical Fund, LP ("Orion LP")

ITEM 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            787 7th Avenue
            New York, NY 10019

ITEM 2(c).  CITIZENSHIP:

            Orion GP is a Delaware limited liability company and Orion LP is a Delaware Limited Partnership.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock, $0.001 par value.

ITEM 2(e).  CUSIP NUMBER: 14147M106

ITEM 3.     |X| CHECK THIS BOX IF THIS STATEMENT IS FILED PURSUANT TO RULE
            13d-1(c)

ITEM 4(a).  Ownership:

Each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

            Orion GP may be deemed to own 620,056 shares of Common Stock. These shares consist of 445,056 Shares owned by Orion LP and 175,000 Shares owned by Orion Biomedical Offshore Fund.

ITEM 4(b).  Percent of Class:

            The number of Shares of which each of Orion GP may be deemed to be the beneficial owner constitutes approximately 1.2% of the total number of Shares outstanding.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            Orion GP and Orion LP no longer owns greater than 5% of any class of securities of the issuer.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Not applicable.


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

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            Not Applicable

ITEM 10.    CERTIFICATION

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in a transaction having that purpose and effect.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      February 14, 2003
            New York, New York          /s/ Lindsay A. Rosenwald
                                        ----------------------------------------
                                        Lindsay A. Rosenwald, M.D.
                                        Managing Member
                                        Orion Biomedical GP, LLC


Dated:      February 14, 2003
            New York, New York          /s/ Lindsay A. Rosenwald
                                        ----------------------------------------
                                        Lindsay A. Rosenwald, M.D.
                                        Managing Member
                                        Orion Biomedical GP, LLC
                                        General Partner to Orion Biomedical
                                        Fund, L.P.


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